

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 16, 2016

Via E-mail
Edward M. Weil, Jr.
Chief Executive Officer
American Finance Trust, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022

Re: American Finance Trust, Inc.
Registration Statement on Form S-4
Filed October 21, 2016
File No. 333-214189

Dear Mr. Weil, Jr.:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the limitation on reliance by shareholders in the fairness opinions provided by UBS and BMO and the disclosure regarding such limitation under "Opinion of the AFIN Special Committee's Financial Advisor." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisors' belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such

a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

Joint Proxy Statement/Prospectus Cover Page

2.   We refer to your last paragraph with respect to listing on the NYSE. Please revise to clarify that you have been unable to list since the third quarter of 2015, and that the investors of RCA are receiving shares in a non-traded entity. Also clarify that the AFIN shares may never be listed. Please make corresponding changes in the Q&A section.

Q: What is the proposed transaction?, page 1

3.   We note your disclosure with respect to the merger consideration, including that each issued and outstanding share of RSA common stock will be converted into the right to receive 0.385 shares of AFIN common stock and each outstanding unit of partnership interest of the RCA OP designated as OP Unit will be converted into 0.424 units of limited partnership interest. Please tell us the basis for the differing conversion rates.

Q: Do the AFIN Advisor and the RCA Advisor and their affiliates have interests in the merger…, page 8

4.   We note your disclosure on page 9 that you are replacing the RCA Advisory Agreement, which has a one-year renewable term, with the AFIN Advisory Agreement, which has a 20-year term. Please revise your disclosure to discuss why the adoption of the AFIN Advisory Agreement is in the interest of shareholders.

Related Agreements, page 14

5.   We note your disclosure that "concurrently with signing the merger agreement on September 6, 2016, RCA and the RCA OP entered into a side letter agreement with the RCA Advisor and AFIN, providing for, among other things, termination of the RCA Advisory Agreement…" We have been unable to locate this side letter agreement in your filed registration statement. Please revise to annex this agreement to the registration statement (or the merger agreement filed with the registration statement), or tell us why this agreement is not material.

Background of the Mergers, page 90

6.   We note your disclosure on page 96 where you state that on June 14, 2016, the RCA Special Committee considered various alternatives, including whether to conduct a full

market check or halt the pursuit of any strategic transaction. Please revise to provide additional disclosure regarding the other strategic alternatives considered, including those that relate to entities not affiliated with the transaction parties, and why the merger was pursued instead of such alternatives. If no other strategic alternatives were pursued, please revise to discuss the reasons why. Also discuss why the Special Committee did not pursue the standalone option.

Opinion of the AFIN Special Committee's Financial Advisor, page 110

7.   Please provide us with copies of the materials UBS prepared in connection with the fairness opinion or otherwise provided to the board of directors in connection with the transaction, including any board boards, drafts of fairness opinions, and summaries of oral presentations made to the board. We may have additional comments after our review.

8.   We refer to your discussion of the Selected Public Companies Analysis on page 113. Please tell us whether there are companies that fit your selection criteria but were excluded from the analysis. If so, please explain the reason(s) for the exclusion. This comment also applies to your discussion of the Selected Public Companies Analysis on page 122.

Redemption of Special Limited Partnership Interest, page 128

9.   We note your disclosure with respect to the calculation relating to the redemption of the special limited partnership interest. It appears that this disclosure differs from the calculation in the Operating Partnership Agreement. For example, you used a 7% performance hurdle rate when the Operating Partnership Agreement references a 6% performance hurdle rate. With a view towards disclosure, please tell us why the calculations are different, including how "market value" is calculated.

10.   We note that your calculation takes into account "the distributions paid by RCA to its stockholders." Please confirm, if true, that this excludes any distributions paid to the limited partners.

11.   We note your disclosure that the "redemption payment would have been approximately $3.3 million if the transaction had been consummated on June 30, 2016." Please tell us if you anticipate that the redemption payment would be materially different at the closing of the transaction. To the extent possible, please quantify the difference. Also tell us whether you have made and/or intend to make further distributions before the closing of the transaction.

<u>Exhibit Index, page II-6</u>

12.   Refer to Exhibit 8.1 where you indicate that you intend to file by amendment the opinion of Proskauer Rose LLP as to tax matters. Please tell us whether you intend to file tax opinions regarding the qualification of the merger as a reorganization and your qualification as a real estate investment trust for U.S. federal income tax purposes. In this regard, we note your disclosure on page 138 that it is a condition to the merger that you and RCA receive an opinion of counsel that you and RCA qualify as REITs.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3673 with any other questions.

                                        Sincerely,

                                        /s/ Folake Ayoola

                                        Folake Ayoola
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Michael J. Choate, Esq. (*via e-mail*)